SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2020:

(x) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.					CPF/CNPJ:
Qualification: Subsidiary (controlled)
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	5	1,709,800	R$ 13.33000	R$ 22,791,634.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	5	1,150,000	R$ 13.33000	R$ 15,329,500.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	5	2,859,800	R$ 13.33000	R$ 38,121,134.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	12	500,000	R$ 14.62000	R$ 7,310,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	12	500,000	R$ 14.62000	R$ 7,310,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	19	950,000	R$ 14.73000	R$ 13,993,500.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	19	950,000	R$ 14.73000	R$ 13,993,500.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	26	1,578,500	R$ 14.42000	R$ 22,761,970.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	26	1,578,500	R$ 14.42000	R$ 22,761,970.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2020:

(x) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					1,682,145
ADR		Common					0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Exerc Options	06	30,125	R$ 9.35960	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	09	30,125	R$ 9.35960	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	10	192,800	R$ 9.35960	R$ 1,804,530.88
Shares	Common	Direct with the Company	Exerc Options	13	369,000	R$ 9.35960	R$ 3,453,692.40
Shares	Common	Direct with the Company	Exerc Options	13	102,820	R$ 11.97200	R$ 1,230,961.04
Shares	Common	Direct with the Company	Exerc Options	16	917,325	R$ 9.35960	R$ 8,585,795.07
Shares	Common	Direct with the Company	Exerc Options	16	48,235	R$ 11.97200	R$ 577,469.42
Shares	Common	Direct with the Company	Exerc Options	17	144,600	R$ 9.35960	R$ 1,353,398.16
Shares	Common	Direct with the Company	Exerc Options	17	25,385	R$ 11.97200	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	19	30,125	R$ 9.35960	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	20	30,125	R$ 9.35960	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	20	38,080	R$ 11.97200	R$ 455,893.76
Shares	Common	Direct with the Company	Exerc Options	24	129,550	R$ 9.35960	R$ 1,212,536.18
Shares	Common	Direct with the Company	Exerc Options	25	60,250	R$ 9.35960	R$ 563,915.90
Shares	Common	Direct with the Company	Exerc Options	26	143,100	R$ 9.35960	R$ 1,339,358.76
Shares	Common	Direct with the Company	Exerc Options	27	132,525	R$ 9.35960	R$ 1,240,380.99
Shares	Common	Direct with the Company	Exerc Options	30	577,493	R$ 9.35960	R$ 5,405,103.48
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	09	30,125	R$ 14.22000	R$ 428,377.50
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	10	64,890	R$ 15.21000	R$ 986,976.90

Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	11	2,718	R$ 14.90000	R$ 40,498.20
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	13	145,955	R$ 15.11000	R$ 2,205,380.05
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	16	627,363	R$ 15.36000	R$ 9,636,295.68
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	17	107,201	R$ 15.46000	R$ 1,657,327.46
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	19	19,142	R$ 14.73000	R$ 281,961.66
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	20	51,241	R$ 14.40000	R$ 737,870.40
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	24	82,207	R$ 14.75000	R$ 1,212,553.25
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	25	19,459	R$ 14.49000	R$ 281,960.91
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	26	92,883	R$ 14.42000	R$ 1,339,372.86
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	27	88,030	R$ 14.32000	R$ 1,260,589.60
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	30	149,251	R$ 13.98000	R$ 2,086,528.98
Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				160,947
ADR		Common				0

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer